UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2011

Commission File Number: 000-53445

KB Financial Group Inc.

(Translation of registrant’s name into English)

9-1, 2-ga, Namdaemoon-ro, Jung-gu, Seoul 100-703, Korea

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐             No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- N/A.

Results of the Annual General Meeting of Shareholders

of Kookmin Bank for Fiscal Year 2010

On March 24, 2011, Kookmin Bank, a wholly-owned subsidiary of KB Financial Group Inc. (“KB Financial Group”), held its annual general meeting of shareholders for fiscal year 2010, and all four agenda items listed below were approved and ratified as originally proposed.

•	Agenda:

1)	Approval of financial statements of Kookmin Bank for fiscal year 2010

2)	Appointment of a director of Kookmin Bank

3)	Appointment of a member of the Audit Committee of Kookmin Bank, who is not a non-executive director of Kookmin Bank

4)	Approval of the aggregate remuneration limit for directors of Kookmin Bank

Details of Approved Agenda Items

•	Key items of the approved non-consolidated financial statements for fiscal year 2010

(In millions of Won, except per share amounts)
Total assets	254,861,755
Total liabilities	235,501,016
Capital stock	2,481,896
Total shareholders’ equity	19,360,739
Total operating revenue	20,796,145
Operating income	(787,931)
Net income	11,200
Net income per share (In currency units)	23

- As a result of the resolution of the board of directors of Kookmin Bank on September 28, 2010 to spin-off its credit card business to be operated by a newly established, wholly-owned subsidiary of KB Financial Group, which will remain unlisted, in accordance with the Korea Financial Accounting Standards, the figures for operating revenue and operating income in the table above have been prepared based on financial statements that exclude income (loss) from discontinued operations.

•	Appointment of Mr. Dong Soon Park as a director and audit committee member (who is not a non-executive director) of Kookmin Bank

Details regarding the board of directors of Kookmin Bank following the appointment of Mr. Dong Soon Park:

•	Number of directors: 9

•	Number of non-executive directors: 5

•	Number of members of the audit committee who are non-executive directors: 3

•	Number of members of the audit committee who are not non-executive directors: 1

Details regarding Mr. Dong Soon Park:

Name (Date of Birth)	Current Position		Career		Education	Nationality	Term of Office

Dong Soon Park (New appointment) (12/15/1956)	Director General of Macro-Prudential Supervision Department, The Financial Supervisory Service of Korea	•	Head of Bank Examination 2 Team, Bank Examination 2 Department, The Financial Supervisory Service of Korea	•	Ph.D. in Economics, State University of New York at Albany	Republic of Korea	3 years

		•	Head of Foreign Exchange Supervisory Team, Foreign Exchange Supervisory Department, The Financial Supervisory Service of Korea	•	B.A. in Economics, Yonsei University

		•	Member of Economy Restructuring Planning Office, Senior Secretary to the President	•	Seoul High School

		•	Chief of Foreign Exchange Market Division, International Department, The Bank of Korea

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KB Financial Group Inc.
(Registrant)

Date: March 24, 2011	By: /s/ Wang-Ky Kim
(Signature)

Name: Wang-Ky Kim
Title: Deputy President & CPRO